FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON NOVEMBER 23, 2016

1.                  DATE, TIME AND PLACE: On the 23rd (twenty third) day of November, 2016, at 12:30 pm, at the headquarters of Companhia Brasileira de Distribuição (“Company” or “CBD”), at Avenida Brigadeiro Luís Antônio, No. 3,142, in the City of São Paulo, State of São Paulo.

2.                  CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva.

3.                  CALL AND ATTENDANCE: The meeting was dully called pursuant to paragraphs 1 and 2 of Article 15 of the Company’s By-Laws and Articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. The majority of members of the Company’s Board of Directors attended the meeting: Messrs. Jean-Charles Henri Naouri (by proxy), Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques. Mr. Carlos Mario Diez Gómes was absent for justified reason, having expressed in advance, in writing, his agreement with the occurrence of the meeting, in accordance with the terms of the Sole Paragraph of Article 9 of the Internal Regulation for the Board of Directors of the Company.

4.         AGENDA: Examine and discuss the studies conducted by the Company’s Executive Officers, jointly with its financial advisors, on strategic alternatives involving the Company’s investment in Via Varejo S.A. (“Via Varejo”).

5.         RESOLUTION: As the meeting was commenced, a presentation was made by the Company's Executive Officers, jointly with its financial advisors, about the studies conducted up to this date within the evaluation process of strategic alternatives involving the Company's investment in Via Varejo. The presentation concluded that, among the several alternatives analyzed, those resulting in the sale of the interest held in Via Varejo are more advantageous to the Company at this moment and are in line with its long-term strategy of focusing on the development of the food activity. After discussion and deliberation on the matter, the attending members of the Board of Directors unanimously and without reservations resolved to authorize the Company's Executive Officers to launch a process of sale of the interest held in the capital of Via Varejo, being certain that, once the terms and conditions of a specific transaction have been ascertained, the management shall submit them to the Board of Directors. Finally, in view of the need to guarantee the symmetry in its disclosure by the Company and its controlling shareholders, the attending members of the Board of unanimously determined that the Company release a notice of material fact regarding the decision approved on this date.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for the drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all of those in attendance. São Paulo, November 23rd, 2016. Signatures: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 23, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.